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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One):  [X} Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:  December 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

  Read instruction (on back page) before preparing form. Please print or type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Princeton Video Image, Inc.
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Full Name of Registrant

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Former Name if Applicable

15 Princess Road
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Address of Principal Executive Office (Street and Number)

Lawrenceville, New Jersey 08648
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City, State and Zip Code
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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Due to the additional demands on the Company's accounting staff and independent accountants related to accounting for acquisitions, the Company was not able to file its annual report on Form 10-K for the year ended December 31, 2002 within the prescribed time period without unreasonable effort and expense.

                         (ATTACH EXTRA SHEETS IF NEEDED)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Clifford A. Bail                       609                912-9400
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    (Name)                              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under or of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In 2001 the Company changed its fiscal year from June 30 to December 31, effective with the six months ended December 31, 2001. For comparative purposes the periods included in the following description of the Company's results of operations are the years ended December 31, 2001 and December 31, 2002. In its Annual Report on Form 10-K for the year ended December 31, 2002, filed on April 1, 2003, the Company reported revenue of $10,821,370 and net loss of $21,207,709 for the year ended December 31, 2002 and revenue of $7,640,430 and net loss of $13,129,123 for the year ended December 31, 2001. Revenues increased primarily as a result of the acquisition of Publicidad Virtual, S.A. de C.V. ("Publicidad") in September 2001. Total costs and expenses increased as a result of the consolidation of Publicidad's costs and expenses and increased product development expenses offset by a decrease in field operations and support expenses. Net loss for 2002 also reflects an increase in impairment, restructuring and other changes over those recorded for 2001. Reference is made to the Company's Annual Report on Form 10-K for the year ended December 31, 2002, filed on April 1, 2003, for complete financial information about the Company.

                           Princeton Video Image, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 1, 2003                  By   /s/ James Green
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                                           James Green
                                           President and Chief Operating Officer